Exhibit (a)(5)

Offer to Purchase
for Cash All Outstanding Shares of Common Stock
(Including the Associated Preferred Share Purchase Rights)
of
EDUCATION LENDING GROUP, INC.
at
$19.05 Net Per Share in Cash
by
CIT ELG CORPORATION
a wholly owned subsidiary of
CIT GROUP INC.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT,
NEW YORK CITY TIME, ON FRIDAY, FEBRUARY 11, 2005, UNLESS THE OFFER IS EXTENDED.

January 14, 2005

To Our Clients:

        Enclosed for your consideration are an Offer to Purchase, dated January 14, 2005 (the “Offer to Purchase”), and a related Letter of Transmittal (which, together with the Offer to Purchase and any amendments or supplements thereto, collectively constitute the “Offer”) in connection with the offer by CIT ELG Corporation, a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of CIT Group Inc., a Delaware corporation (“Parent”), to purchase all the shares of common stock, par value $0.001 per share (“Shares”), including the associated preferred share purchase rights, of Education Lending Group, Inc., a Delaware corporation (the “Company”), that are issued and outstanding for $19.05 per share (such amount being the “Per Share Amount”), net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase. We are (or our nominee is) the holder of record of Shares held for your account. A tender of such Shares can be made only by us as the holder of record and pursuant to your instructions. The enclosed Letter of Transmittal is furnished to you for your information only and cannot be used by you to tender Shares held by us for your account.

        We request instructions as to whether you wish to have us tender on your behalf any or all Shares held by us for your account, upon the terms and subject to the conditions set forth in the Offer.

        Your attention is invited to the following:

        1. The tender price is $19.05 per Share, net to you in cash.

        2. The Offer is being made for all outstanding Shares.

        3. The Board of Directors of the Company, by unanimous vote and upon the unanimous recommendation of a Strategic Committee of the Board of Directors of the Company, has determined that the Merger Agreement (as defined in the Offer to Purchase), the Offer and the Merger (as defined in the Offer to Purchase) are advisable, fair to and in the best interests of the Company and its stockholders, has approved the Merger Agreement, the Offer and the Merger, and recommends that its stockholders accept the Offer and tender their shares in the Offer.

        4. The Offer and withdrawal rights will expire at 12:00 Midnight, New York City time, on Friday, February 11, 2005, unless the Offer is extended.

        5. The Offer is conditioned upon, among other things, (i) there having been validly tendered and not withdrawn prior to the expiration of the Offer at least the number of Shares that when added to the Shares already owned by Parent and any of its affiliates represents at least a majority of the then outstanding Shares on a fully diluted basis and (ii) any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, having expired or been terminated prior to the expiration of the Offer. The Offer is also subject to certain other conditions contained in the Offer to Purchase. See Section 1 and Section 14, which sets forth in full the conditions to the Offer. Parent has entered into agreements with shareholders who own approximately 20%

of the outstanding Shares pursuant to which these shareholders have agreed to tender into the Offer all of the Shares that they own.

        6. Tendering stockholders who are the record owners of their shares will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in Instruction 6 of the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by Purchaser pursuant to the Offer. Tendering stockholders who own shares through a broker or other nominee, may be charged a fee by the broker or nominee for tendering shares on behalf of the tendering stockholder.

        If you wish to have us tender any or all of your Shares, please so instruct us by completing, executing and returning to us the instruction form contained in this letter. An envelope in which to return your instructions to us is enclosed. If you authorize the tender of your Shares, all such Shares will be tendered unless otherwise specified in your instructions. Your instructions should be forwarded to us in ample time to permit us to submit a tender on your behalf prior to the expiration of the Offer.

        The Offer is being made solely by the Offer to Purchase and the related Letter of Transmittal and is being made to holders of Shares. Purchaser is not aware of any jurisdiction where the making of the Offer is prohibited by any administrative or judicial action pursuant to any valid state statute. If Purchaser becomes aware of any valid state statute prohibiting the making of the Offer or the acceptance of Shares pursuant thereto, Purchaser will make a good faith effort to comply with such state statute. If, after such good faith effort, Purchaser cannot comply with such state statute, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares in such state.

Instructions with Respect to the Offer to Purchase for Cash

All Outstanding Shares

of

Education Lending Group, Inc.

        The undersigned acknowledge(s) receipt of your letter and the enclosed Offer to Purchase, dated January 14, 2005, and the related Letter of Transmittal in connection with the offer by CIT ELG Corporation, a Delaware corporation and a wholly owned subsidiary of CIT Group Inc., a Delaware corporation, to purchase all of the outstanding shares of Education Lending Group, Inc. that are issued and outstanding.

        This will instruct you to tender the number of Shares indicated below (or, if no number is indicated below, all Shares) that are held by you for the account of the undersigned, upon the terms and subject to the conditions set forth in the Offer.

Dated: ______________________, 2005

PLEASE SIGN HERE

Number of Shares To Be Tendered:

__________________Shares[1]

Signature(s)

Please type or print names(s)

Please type or print address

Area Code and Telephone Number

Taxpayer Identification or Social Security Number

______________________

[1]	Unless otherwise indicated, it will be assumed that all Shares held by us for your account are to be tendered.